UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42903

Republic Power Group Limited

#04-09 Techplace II, 5008 Ang Mo Kio Ave 5

Singapore 569874

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLNATORY NOTE

As previously disclosed, Republic Power Group Limited (the “Company”) entered into a securities purchase agreement dated July 20, 2026 (the “SPA”) with a certain institutional investor (the “Investor”), pursuant to which the Investor purchased from the Company a certain convertible note in two tranches in an aggregate principal amount of $570,000 (the “Note”). In addition, under the SPA, the Investor was granted an additional investment right to enter into a new set of transaction documents with the Company, on the same exact terms and conditions contained in the SPA, the Note, and all other ancillary documentation thereto, in the Investor’s sole discretion, during the one-year period following the date of the SPA (“Right”).

On September 29, 2026, pursuant to a certain termination agreement, the Company and the Investor agreed to terminate such Right, effective on October 2, 2026, upon the Investor’s receipt of a one-time cash fee of US$250,000 from the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Republic Power Group Limited

Date: October 5, 2026	By:	/s/ Ziyang Long
	Name:	Ziyang Long
	Title:	Chief Executive Officer

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